Exhibit 99.3

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 – 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

January 25, 2007

Item 3 News Release

The news release dated January 25, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

January 25, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN ARRANGES NON BROKERED PRIVATE PLACEMENT FOR THE RAPID ADVANCEMENT OF ESAASE AND ASUMURA GOLD PROJECTS

January 25th, 2007, Keegan Resources Inc. (the “Company”) is pleased to announce that it has arranged, subject to necessary regulatory approvals, a non-brokered private placement of up to 4 million Units of the Company at a price of $2.75 per Unit for total proceeds of up to Cdn$11,000,000. Each Unit will consist of one common share and one half of a non-transferable share purchase warrant entitling the holder of each whole warrant to purchase within eighteen months one additional common share of the Company at a price of $3.25. The warrants will be subject to an acceleration clause whereby after 9 months from issuance if the shares of the Company trade above $4 for a period of 20 consecutive days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. Finder's fees of 6% in cash or common shares of the Company plus finder’s warrants equal to 10% of the Units placed will be payable to eligible finders in connection with the financing. The finder’s warrants will have the same terms as the warrants comprising the Units. All securities issued will be subject to a four month hold period.

The proceeds of the financing, coupled with the Company's current treasury, will be used to drill and advance the Company’s Esaase and Asumura gold properties in Ghana.

On Behalf of the Board of Directors,

Dan McCoy, Ph. D.
President & CEO

For further information with respect to the financing contact Ivan Bebek, Corporate Finance ivan@keeganresources.com.

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.